

Mail Stop 7010

November 14, 2008

By U.S. Mail and Facsimile

Mr. Xuelian Bian
Chief Executive Officer
Linkwell Corporation
1104 Jiatang Road, Jiading District
Shanghai, China 201807

      Re: **Linkwell Corporation**
             Form 10-KSB for the Fiscal Year Ended December 31, 2007
             Form 10-Q for the Fiscal Quarter Ended June 30, 2008
             File No. 000-24977

Dear Mr. Bian:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis, page 28

Results of Operations, page 29

1.   In future filings, please expand your discussion of net revenues to more fully describe and quantify the specific factors that contributed to the fluctuation in your revenue from period-to-period. For example, you should quantify the impact that changes in units sold and /or changes in selling price had on sales of your disinfectant products.

2.   In future filings, please disclose and quantify the reasons for any significant changes in your cost of revenue and operating expenses from period-to-period. You should also ensure that you explain the majority of the increases or decreases in each line item. We remind you that management's discussion and analysis should include meaningful information to enhance overall financial disclosure, provide narrative explanation of the Company's financial statements that enables investors to see the Company through the eyes of management, and provide information about the quality of, and potential variability of, the Company's earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance. Please refer to Release No. 33-8350, *Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* for guidance.

Liquidity and Capital Resources – Net Cash from Operating Activities, page 33

3.   In future filings, please expand your discussion to address the underlying reasons for the significant year-to-year changes in your working capital items.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-7

4.   We note that you both received proceeds from and repaid loans payable of $699,210 during the year ended December 31, 2007. Please tell us how these financing activities reconcile with the loan payable balances recorded on your consolidated balance sheets at December 31, 2007 and December 31, 2006.

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

5.   You mention that "the Company's revenues from the sale of products to related parties are recorded when the goods are shipped which occurs simultaneously with the shipment being made by our related parties to their customers. Upon shipment, title passes, and collectibility is reasonably assured." Please help us to better understand how you recognize revenue with your related parties, including telling us how your goods are shipped simultaneously with the shipment being made by the related party to their customer and how this policy complies with SAB No. 104.

Registration Rights Agreements, page F-13

6.   We note your disclosure that you had a registration rights penalty payable of $120,000 at December 31, 2006 and other income of $117,000 at December 31, 2007 related to your Series B Preferred Stock offering. Please help us understand how these amounts reconcile to your consolidated statements of operations. In this regard, it only appears that you have recognized an expense of $76,000 in fiscal 2006.

Exhibit 31 – Section 302 Certifications

7.   We note that your certifications omit the language in paragraph 4 which refers to internal control over financial reporting as required by Item 601(b)(31) of Regulation S-K. This language became required when you included a report by management on the effectiveness of the company's internal control over financial reporting as disclosed in Item 8A(a) of your Form 10-KSB for the fiscal year ended December 31, 2007. See Release No. 33-8760: *Internal Control over Financial Reporting in Exchange Act Periodic Reports of Non-Accelerated Filers and Newly Public Companies* for guidance. Please revise all future filings to include the aforementioned language in your certifications.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Consolidated Balance Sheets, page 5

8.   Please help us understand why the December 31, 2007 amounts do not agree with the amounts you reported in your Form 10-KSB for the fiscal year ended December 31, 2007.

Note 6 – Derivative Payable, page 22

9.   Please supplementally tell us and disclose in future filings how you determined the amount recorded and the accounting treatment for the put and call options issued to Ecolab in May 2008, as well as cite the authoritative literature you used to determine such treatment.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief